Phone:	(215) 569-5488

Fax:	(215) 832-5488

Email:	storero@blankrome.com
August 2, 2006
Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Halifax Corporation (“Halifax” or the “Company”)
Registration Statement on Form S-3
Filed March 31, 2006
File No. 333-132901

Annual Report on Form 10-K for March 31, 2005
Filed July 14, 2005
File No. 1-08964
Dear Ms. Jacobs:
     On behalf of the Company, we submit the following responses to the comments raised in the Staff’s letter dated April 25, 2006 (the “Comment Letter”). The responses set forth below are numbered to correspond to the comment numbers in the Comment Letter.
Form S-3
Selling Shareholders, page 15
1.	You disclose that you will supplement your prospectus to identify selling shareholders. Please be advised that Halifax must disclose all known selling shareholders at the time of effectiveness. Only registrants who are eligible to register primary offerings on Form S-3 pursuant to General Instruction I.B.1 to Form S-3 are permitted by Rule 430B to refer to unnamed selling shareholders in a generic manner by identifying the initial transaction and then identifying them after effectiveness as permitted b General Instruction II.G to Form S-3. Please revise.
One Logan Square 18th & Cherry Streets Philadelphia, PA 19103
www.BlankRome.com
Delaware • Florida • Maryland • New Jersey • New York • Ohio • Pennsylvania • Washington, DC

Ms. Barbara C. Jacobs

August 2, 2006
Response:

Halifax has deleted this language from the prospectus. See revised page 15 of the prospectus.
Exhibit 5.1. Legal Opinion
2.	Please confirm that your opinion covers all applicable provisions of the Constitution of the Commonwealth of Virginia and reported judicial decisions of state courts interpreting these laws. Please see Item VIII(A)(14) of the Current Issues Release of November 14, 2000.
Response:

We hereby confirm that the reference set forth in our opinion to the Virginia Stock Corporation Act includes the applicable provisions of the Constitution of the Commonwealth of Virginia and reported judicial decisions of the Commonwealth’s courts interpreting the Virginia Stock Corporation Act.
Form 10-K
Item 9A. Controls and Procedures, page 64
3.	In future filings, please ensure that your “conclusions” paragraph either includes the full definition of “disclosure controls and procedures” as set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934 or you reference the rule definition itself. Please confirm that for the purposes of your effectiveness conclusion in this 10-K that your reference to disclosure controls and procedures encompassed the full definition.
Response:

The Company has advised us that this comment will be complied with in future filings. Please see the letter from the Vice President of Finance and Chief Financial Officer of the Company attached as Exhibit A related to the Company’s reference to “disclosure

Ms. Barbara C. Jacobs

August 2, 2006
controls and procedures” which encompasses the full definition of such term as set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934.
If you or any members of the Staff have any questions, please do not hesitate to contact the undersigned at (215) 569-5488.
Sincerely,
/s/ Jane K. Storero
Jane K. Storero

cc:	Hugh Fuller Charles L. McNew Barry H. Genkin

Exhibit A
HALIFAX CORPORATION
Officer’s Certification
     The undersigned officer of Halifax Corporation, a Virginia corporation (the “Company”), does hereby certify on behalf of the Company that, the Company’s reference to “disclosure controls and procedures” included in the Company’s Form 10-K for the year ended March 31, 2006 encompassed the full definition of such term as set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934.

HALIFAX CORPORATION

Date: May 9, 2006	By:	/s/ Joseph Sciacca
Joseph Sciacca
Vice President of Finance and
Chief Financial Officer